UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 21, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI ANNOUNCES BOARD APPOINTMENT**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

21 April 2010

ANGLOGOLD ASHANTI ANNOUNCES BOARD APPOINTMENT

AngloGold Ashanti is pleased to announce the appointment of Mr Ferdinand (Fred) Ohene-Kena to its Board of Directors with effect from 1 June 2010.

Fred Ohene-Kena (MSc Engineering; DIC and ACSM), is the former Ghanaian Minister of Mines and Energy and is currently a member of the Ghana Judicial Council, is the Chairman of the Ghana Minerals Commission and is a member of the President's Economic Advisory Council.

Russell Edey, Chairman of the Board of Directors, commented: "Mr Ohene-Kena has had a long association with Ashanti, having served as a member of the Board of Ashanti Goldfields, prior to its merger with AngloGold. He currently serves on AngloGold Ashanti's subsidiary companies in Ghana and Guinea. We welcome Mr Ohene-Kena to our board and look forward to the contribution that he will doubtless make to the success and sound governance of AngloGold Ashanti".

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@AngloGoldAshanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337 or +27 82 330 9628	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 21, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary